IDEAEDGE BALANCE SHEET AS OF 6/30/07
(UNAUDITED)

ASSETS

Current Assets		
Checking - Washington Mutual	$	429,282.57
Checking - Bank of America		168.83
Deposits - Short Term		200,000.00
Total Current Assets:		629,451.40
Other Assets		
Deposits - Long Term	$	5,052.00
Total Other Assets:		5,052.00
TOTAL ASSETS		634,503.40

LIABILITIES & SHAREHOLDERS EQUITY

Accounts Payable	$	15,221.19
Accrued Expenses		171.50
Notes Payable		748,000.00
TOTAL LIABILITIES		763,392.69
EQUITY		
Cost of Capital	$	-5,000.00
Retained Earnings		0.00
Retained Earnings-Current Year		(123,889.29)
TOTAL EQUITY		(128,889.29)
LIABILITIES & SHAREHOLDERS EQUITY		(1,269,006.80)

See accompanying notes to unaudited IdeaEdge financial statements.

IDEAEDGE STATEMENT OF OPERATIONS - 6/30/07 YEAR TO DATE
(UNAUDITED)

Revenues		
Sales	$	0.00
Cost of Sales		0.00
Gross Profit		0.00
Total Operating Expenses:	$	123,889.29
Net Income From Operations:		(123,889.29)
Earnings Before Income Tax:		(123,889.29)
Net Income (Loss):		(123,889.29)

IDEAEDGE STATEMENT OF CASH FLOWS - AS OF 6/30/07
(UNAUDITED)

Operating Activities		
Net Income (Loss)	$	(123,889.29)
Adjustments		
Deposits - Short Term		(200,000.00)
Deposits - Long Term		(5,052.00)
Accounts Payable		15,221.19
Accrued Expenses		171.50
Total Adjustments:		(189,659.31)
Net Cash Used - Operating Expenses:		(313,548.60)
Investing Activities		
Net Cash Used - Investing Activities:	$	0.00
Financing Activities		
Notes Payable		748,000.00
Cost of Capital		(5,000.00)
Net Cash Provided - Financing Activities:		743,000.00
Net Increase in Cash:		429,451.40
Cash & Equivalent at Begin of Year:		0.00
Cash & Equivalent at End of Year:	$	429,451.40

IDEAEDGE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
UNAUDITED AS OF 6/30/07

	Common Stock		Additional Paid-in capital	Cost of Capital	Retained Earnings (Deficit)	Total Stockholders equity (Deficit)
	Shares	Amount				
Balance at April 03 2007 (inception)	0	$0	$0	$0	$0	$0
Cost of Capital				(5,000)		(5,000)
Net loss					(123,889)	(123,889)
Balance at June 30, 2007				(5,000)	(123,889)	(128,889)

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NOTES TO UNAUDITED IDEAEDGE FINANCIAL STATEMENTS

NOTE 1 – History of the Company and Significant Accounting Policies

History of the Company

The Company was organized April 3, 2007 (Date of Inception) under the laws of the State of California.
The Company has no revenues as of June 30, 2007 and in accordance with SFAS #7, the Company is considered a development stage company.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue recognition

The Company recognizes revenue and gains when earned and related costs of sales and expenses when incurred. As of June 30, 2007, the Company has no revenues.

Loss per share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of June 30, 2007.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2007. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

General and administrative expenses

The significant components of other general and administrative expenses consists of travel, lodging, meals, office supplies, bank charges, and auto expenses.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

NOTES TO UNAUDITED IDEAEDGE FINANCIAL STATEMENTS

NOTE 2 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $128,889 for the period from April 3, 2007 (inception) to June 30, 2007, and had no revenues. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. There are no assurances that the Company will be successful and without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

NOTE 3 - Income taxes

For the period from April 3, 2007 to June 30, 2007, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At June 30, 2007, the Company had approximately $128,889 of federal and state net operating losses.

For financial reporting purposes, the Company has incurred a loss since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable.

NOTE 4 – Stockholders' equity

As of April 12, 2007 the Company is authorized to issue a total of 50,000,000 shares of stock. The Corporation is authorized to issue two classes of stock designated "Preferred Stock" and "Common Stock", respectively. The number of shares of Preferred Stock Authorized to be issued is 20,000,000 and the number of shares of Common Stock authorized to be issued is 30,000,000. The Company is authorized to issue 6,066,667 shares of common stock to its executive, employees and advisors.

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